

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2012

Via E-mail
Wayne Middleton
President
Immobiliare Global Investments, Inc.
13575 58th Street N., Suite 140
Clearwater, FL 33760

> **Re: Immobiliare Global Investments, Inc.**
> **Amendment No. 4 to the Registration Statement on Form S-1**
> **Filed December 20, 2011**
> **File No. 333-174261**

Dear Mr. Middleton:

We have reviewed your response to our letter dated November 21, 2011 and have the following additional comments.

General

1. We note your response to our prior comment 1 and reissue. We note that the table of contents that follows the financial statements is not a table of contents of the financial statements, but rather a table of contents of the prospectus, similar to the one included in the front of the document but missing page numbers. Please delete this second table of contents.

2. Amendments should contain a currently dated accountants' consent. Manually signed consents should be kept on file for five years. Reference is made to Rule 402 of Regulation C.

Prospectus Summary, page 6

The Offering, page 6

3. We note that on page 8 you state that your rental income does not exceed the burn rate and on page 29 you state that the rental income exceeds the burn rate. Please revise for consistency or advise.

4. We note your response to prior comment 3 and reissue. You now provide information about your cash reserves as of September 30, 2011, almost three months ago. Please

revise here and on page 29 to update your disclosure as of the most recent practicable date.

Selected Financial Data - Interim, page 7

5. Refer to the September 30, 2011 interim balance sheet data. Please revise the amounts in the Change column to reflect the actual changes between September 30, 2011 and December 31, 2010. It appears the amounts currently presented are changes between June 30, 2011 and December 31, 2010.

Management's Discussion and Analysis, page 27

Results of Operations for the nine months ended September 30, 2011 and 2010, (unaudited), page 28

6. Under the heading of Operating Expenses, please reinsert the paragraph disclosure previously contained in Amendment No. 3 to the Form S-1 that you also recorded a $25,000 loss on an abandoned project during the second quarter of 2011.

September 30, 2011 Interim Financial Statements

Note 2. Land and Buildings, page F-25

7. It appears the amount of land and buildings, net, at September 30, 2011 should be $858,502 rather than $585,502. Please revise.

Age of Financial Statements

8. Please continue to consider the financial statement updating requirements set forth in Rule 8-08 of Regulation S-X.

Signatures, page II-5

9. We note your response to prior comment 9 and reissue. Please revise the second signature block to include the signatures of your principal financial officer and principal accounting officer or controller. Although Mr. Margetts signed for the registrant in the first signature block, he did not sign in his individual capacity along with Mr. Middleton, Mr. Irizarry, Mr. Skutt and Mr. Zohrabians. Refer to Instruction 1 to Form S-1.

       You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc (via e-mail):   Clifford J. Hunt, Esq.
Law Office of Clifford J. Hunt, P.A.